

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Suzette Long
Chief Legal Officer
Caterpillar Inc.
510 Lake Cook Road, Suite 100
Deerfield, Illinois 60015

      Re: Caterpillar Inc.
          Annual Report on Form 10-K
          Filed February 16, 2022
          File No. 001-00768

Dear Suzette Long:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Nikki Puza